                     SECURITIES AND EXCHANGE COMMISSION

                            Washington, DC 20549

                                  FORM 11-K

                   Annual Report Pursuant to Section 15(d)
                   of the Securities Exchange Act of 1934


   For the year ended December 31, 2003        Commission file number 0-13880


A. Full title of the Plan

         ENGINEERED SUPPORT SYSTEMS, INC. EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                      ENGINEERED SUPPORT SYSTEMS, INC.
                               201 EVANS LANE
                          ST. LOUIS, MISSOURI 63121
                               (314) 553-4000

                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.

                                ENGINEERED SUPPORT SYSTEMS, INC.
                                EMPLOYEE STOCK OWNERSHIP PLAN



Date:    June 28, 2004          /s/ Gary C. Gerhardt
      --------------------      --------------------------------------------
                                Gary C. Gerhardt
                                Vice Chairman and Chief Financial Officer of
                                Engineered Support Systems, Inc.
                                and Member of the Administrative
                                Committee of the Plan

                 Report, Financial Statements and Schedules

                      ENGINEERED SUPPORT SYSTEMS, INC.
                        EMPLOYEE STOCK OWNERSHIP PLAN

                              December 31, 2003

Report of Independent Registered Public Accounting Firm....................  4

Statements of Net Assets Available for Plan Benefits.......................  5

Statements of Changes in Net Assets Available for Plan Benefits............  6

Notes to Financial Statements .............................................  7

Supplemental Schedules *

Schedule of Assets (Held at End of Year)................................... 12

Schedule of Reportable Transactions........................................ 13

Consent of Independent Registered Public Accounting Firm................... 14




* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

           REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of Engineered Support Systems, Inc.
Employee Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Engineered Support Systems, Inc. Employee Stock Ownership Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

St. Louis, Missouri
June 28, 2004

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

Engineered Support Systems, Inc.
Employee Stock Ownership Plan

                                                        December 31
                                            -----------------------------------
                                                2003                    2002
                                            -----------             -----------
Assets:

Investments, at fair value (Note C)         $87,766,840             $47,936,473

Employer contributions receivable             1,719,663               1,300,330
                                            -----------             -----------

Net Assets Available for Plan Benefits      $89,486,503             $49,236,803
                                            ===========             ===========


The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Engineered Support Systems, Inc.
Employee Stock Ownership Plan

                                                                      Year Ended December 31
                                                              -------------------------------------
                                                                  2003                      2002
                                                              -----------               -----------
Additions:
Investment income:
  Net realized and unrealized gain on Engineered
    Support Systems, Inc. common stock                        $26,946,263               $12,223,737
  Net gain from common collective trusts                          389,959                    99,172
  Net gain (loss) from registered investment companies          4,765,227                (3,784,204)
  Interest and dividend income                                    381,092                   646,291
                                                              -----------               -----------
                                                               32,482,541                 9,184,996
                                                              -----------               -----------

Contributions:
  Participant                                                   2,463,296                 1,630,962
  Employer                                                      2,214,705                 1,653,019
                                                              -----------               -----------
                                                                4,678,001                 3,283,981
                                                              -----------               -----------

Transfers:
  Transfer in from Radian Inc.
  401(K) Employee Retirement Plan                              10,431,395                        --

  Transfer in from Universal Power Systems, Inc.
  401(K) Retirement Plan                                          635,561                        --
                                                              -----------               -----------
                                                               11,066,956                        --
                                                              -----------               -----------

Deductions:
Benefits paid to participants                                  (7,977,798)               (8,966,873)
                                                              -----------               -----------
           Total deductions                                    (7,977,798)               (8,966,873)
                                                              -----------               -----------
           Net increase                                        40,249,700                 3,502,104

Net Assets Available for Plan Benefits:
  Beginning of Year                                            49,236,803                45,734,699
                                                              -----------               -----------

  End of Year                                                 $89,486,503               $49,236,803
                                                              ===========               ===========


The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

Engineered Support Systems, Inc.
Employee Stock Ownership Plan

December 31, 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Engineered Support Systems, Inc. Employee Stock Ownership Plan (the "Plan") are presented on the accrual basis of accounting, except that benefits due to participants are recorded as a reduction in net assets available for Plan benefits when paid.

Investments in the Engineered Support Systems, Inc. (the "Company") common stock are stated at fair value based on the last reported sales price on December 31, 2003 and 2002, respectively. Investments in registered investment companies, including the Dreyfus Premier Core Bond Fund-Class A, the EuroPacific Growth Fund, the Alliance Bern Growth & Income Fund-Class A, the Janus Twenty Fund, the Jennison Growth Fund-Class A, the Dryden Stock Index Fund-Class Z, the INVESCO Technology Fund II-Investor Shares, the Franklin Small Cap Growth Fund II, and the Jennison US Emerging Growth Fund-Class A, are stated at the fair value of the underlying portfolio of securities, as determined by the respective manager. Investments in common collective trusts including the Prudential Stable Value Fund (managed by Wells Fargo Bank Minnesota, N.A.) are stated at the fair value of the underlying portfolio of securities, as determined by the respective manager.

Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net realized gains or losses on security transactions represent the difference between proceeds received and cost. In accordance with the policy of stating investments at fair value, net unrealized appreciation or depreciation is reflected in the Statements of Net Assets Available for Plan Benefits and the change in net unrealized appreciation or depreciation is reflected in the Statements of Changes in Net Assets Available for Plan Benefits.

Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near-term could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits.

Notes receivable, representing loans to participants, are valued at their outstanding principal amount. These notes bear interest at a rate equal to the prime interest rate as of the effective date of the loan plus one percentage point.

Administrative expenses of the Plan are paid by the Company or are taken from balances available in the Plan forfeiture account.

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets during the reporting period. Actual results could differ from these estimates.

NOTE B - DESCRIPTION OF THE PLAN

The Plan is a combined 401(k) savings plan and a payroll-based employee stock ownership plan covering salaried employees and all non-salaried employees not otherwise covered by a collective bargaining agreement of the Company's following wholly-owned subsidiaries: Engineered Air Systems, Inc., Engineered Specialty Plastics, Inc., Engineered Coil Company, d/b/a Marlo Coil, Keco Industries, Inc., Engineered Electric Company, d/b/a Fermont, Radian, Inc. and Universal Power Systems, Inc. Eligible employees age 21 who have completed 90 days of employment may enroll in the Plan. Upon enrollment, participants may elect to defer from 1% to 50% of their compensation in the Plan, up to a maximum of $12,000 for the year ended December 31, 2003 and $11,000 for the year ended December 31, 2002 based upon an amendment effective July 1, 2002. Under current Internal Revenue Service regulations, this maximum amount is adjusted annually. For the years ended December 31, 2003 and 2002, additional catch up contributions in the amounts of $2,000 and $1,000, respectively, could be made by participants age 50 or older.

Contributions under the Plan consist of the following:
1. The amount of the salary deferrals of all Plan participants (the participant contribution).

2. The Company's discretionary contribution (the employer discretionary contribution).

3. The Company's matching contribution of no less than 25% of each employee's contribution up to a maximum of 6% of the employee's earnings (the employer matching contribution).

All participant contributions are invested at the participant's discretion in the investment funds offered by the Plan and selected by the participant. Employee and employer contributions are 100% vested.

All contributions by the Company are made in the form of Engineered Support Systems, Inc. common stock.

The Plan allows participants to borrow from existing balances in their Plan investments. Participant loan balances must not exceed 50% of the participants vested account balance at the date the loan was processed with a minimum borrowing of $1,000 up to a maximum of $50,000. These loans are to be repaid with interest over a period not to exceed five years.

The Plan Administrator is Engineered Support Systems, Inc. acting through an Administrative Committee to administer the Plan. The Company bears all expenses of administering the Plan, including any compensation of the trustee, Prudential Trust Company. No trustee fees or other administrative expenses were paid from Plan assets during the years ended December 31, 2003 or 2002.

Information about the Plan, including provisions for vesting, allocation of earnings, withdrawal provisions and the impact of Plan termination is contained in the Summary Plan Description. Copies of the Summary Plan Description are available from the Company.

NOTE C--INVESTMENTS

The following schedule presents information regarding assets held for investments:

                                                                    December 31, 2003                   December 31, 2002
                                                              -----------------------------       -----------------------------
                                                               Fair Value          Cost            Fair Value          Cost
                                                              -----------       -----------       -----------       -----------
Engineered Support Systems, Inc.
   common stock, 871,554 and 627,719
   shares, respectively                                      *$47,987,741       $ 8,511,989       $23,012,178       $ 5,395,313

Alliance Bern Growth & Income (formerly
   Alliance Growth & Income) Fund-Class A,
   2,158,001 and 1,427,083 shares, respectively                *7,294,042         6,966,172         3,710,417         4,932,041

Janus Twenty Fund, 94,432 and 75,278
   shares, respectively                                        *3,415,606         3,780,388         2,183,805         3,241,119

Dreyfus Premier Core Bond Fund-Class A,
   239,337 and 247,483 shares, respectively                    *3,554,161         3,520,616         3,566,231         3,599,396

EuroPacific Growth Fund,
   101,574 and 82,000 shares, respectively                     *3,068,556         2,798,081         1,883,548         2,345,293

Franklin Small Cap Growth Fund II,
   320,548 and 221,263 shares, respectively                    *3,417,038         3,005,250         1,588,670         2,134,202

Jennison (formerly Prudential)
   US Emerging Growth Fund-Class A,
   192,630 and 75,759 shares, respectively                     *2,762,318         2,652,181           759,109         1,162,965

Jennison (formerly Prudential Jennison)
   Growth Fund-Class A, 95,044 and
   36,073 shares, respectively                                  1,241,931         1,142,266           362,895           481,406

Dryden (formerly Prudential)
   Stock Index Fund-Class Z,
   35,223 and 17,092 shares, respectively                         873,188           770,253           335,003           373,218

INVESCO Technology Fund II,
   45,790 and 23,238 shares, respectively                       1,126,896         1,008,466           399,458           652,042

Prudential Stable Value Fund
   327,872 and 268,219 shares, respectively                   *11,167,161        10,757,310         8,777,983         8,681,228

Notes receivable from participants with remaining
   maturities of 1 month to 5 years bearing interest
   rates ranging from 5.00% to 10.50% at December 31,
   2003 and from 5.75% to 10.50% at December 31, 2002           1,858,202         1,858,202         1,357,176         1,357,176
                                                              -----------       -----------       -----------       -----------

                 Total                                        $87,766,840       $46,771,174       $47,936,473       $34,355,399
                                                              ===========       ===========       ===========       ===========

* Represents investments that are greater than 5% of plan assets at the beginning of the plan year.

Engineered Support Systems, Inc. common stock includes both participant-directed and nonparticipant-directed investments. The nonparticipant-directed portion has a cost of $6,463,097 and a current value of $36,423,556. All other investments are solely participant-directed. (See Note D)

During 2003 and 2002, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                                                                  2003              2002
                                                                  ----              ----

Engineered Support Systems, Inc. Common Stock                  26,946,263        12,223,737

Common Collective Trust                                           389,959            99,172

Registered Investment Companies                                 4,765,227        (3,784,204)
                                                               ----------        ----------
                                                               32,101,449         8,538,705
                                                               ==========        ==========

NOTE D - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments, all of which represent investments in Engineered Support Systems, Inc. common stock, at and for the year ended December 31, 2003 and 2002 is as follows:

                                                                  Year Ended December 31
                                                                  ----------------------
                                                                  2003              2002
                                                                  ----              ----
Net Assets at Beginning of Year                               $18,604,226       $18,213,163
Contributions                                                   2,214,705         1,653,019
Investment Income                                              20,437,071         8,885,894
Benefits Paid to Participants                                  (3,151,844)       (1,527,644)
Transfers (to) from Participant-Directed Investments               39,061        (8,620,206)
                                                              -----------       -----------
Net Assets at End of Year                                     $38,143,219       $18,604,226
                                                              ===========       ===========

                                                                  2003              2002
                                                                  ----              ----
Engineered Support Systems, Inc. Common Stock                 $36,423,556       $17,303,896
Employer Contribution Receivable                                1,719,663         1,300,330
                                                              -----------       -----------
Net Assets at End of Year                                     $38,143,219       $18,604,226
                                                              ===========       ===========

NOTE E - CHANGES IN THE PLAN

Effective July 1, 2002, the Plan was amended to allow Plan participants to defer from 0% - 50% of their compensation. Effective April 10, 2003, the Plan was amended to allow forfeitures to offset administrative expenses of the Plan in addition to reducing employer contributions. Effective January 1, 2004, the Plan was amended to provide eligibility for those employees age 21 or older without any waiting period, previously a ninety (90) day period of service was required. Also effective January 31, 2004, the Plan was amended to allow Plan participants with two (2) years of service as a participant to direct company contributed Engineered Support System, Inc. common stock into other investment choices within the Plan. Effective May 1, 2004, the Plan was amended to allow for hardship withdrawals.

On May 10, 2002, the Company acquired all of the outstanding common stock of Radian, Inc. (Radian). Radian had previously sponsored the Radian Inc. 401(k) Employment Retirement Plan, a qualified defined contribution plan which last received a favorable determination letter from the Internal Revenue Service in June 2002. As of June 30, 2003, the Radian, Inc. 401(k) Employee Retirement Plan had net assets available for plan benefits totaling $10,431,395. Effective July 1, 2003, the Radian Inc. 401(k) Employment Retirement Plan was merged into the Plan.

On June 27, 2002, the Company acquired all of the outstanding common stock of Universal Power Systems, Inc. (UPSI). UPSI had previously sponsored the Universal Power Systems, Inc. 401(k) Retirement Plan, a qualified defined contribution plan which last received a favorable determination letter from the Internal Revenue Service in September 2001. As of June 30, 2003, the Universal Power Systems, Inc. 401(k) Retirement Plan had net assets available for plan benefits totaling $635,561. Effective July 1, 2003, the Universal Power Systems, Inc. 401(k) Retirement Plan was merged into the Plan.

Plan mergers of qualified defined contribution plans associated with the acquisitions of Technical and Management Corporation (TAMSCO) and Engineered Environments, Inc. (EEi) are occurring during the 2004 Plan year.

On April 15, 2003, Engineered Specialty Plastics, Inc. was sold to a private equity group and that subsidiary's participation in the Plan ceased at that time.

NOTE F - FEDERAL INCOME TAX STATUS

The Plan received a favorable letter of determination from the Internal Revenue Service dated May 23, 2002 indicating compliance with section 401(a) of the Internal Revenue Code and exemption under the provisions of section 501(a). Therefore, it is the opinion of the Plan Administrator that, as of December 31, 2003, the Plan is in compliance with section 401(a) of the Internal Revenue Code and is exempt under the provisions of section 501(a). Thus, provision for a federal income tax is not required in the accompanying financial statements.

Participants are not subject to federal income tax on amounts contributed to their accounts under the 401(k) provisions of the Plan, or on earnings attributable to such contributions, until such time as these amounts are distributed to or withdrawn by the participants.

NOTE G - RELATED PARTY AND PARTY-IN-INTEREST

The Company, as Plan administrator and sponsor, is a related party to the Plan. At December 31, 2003 and 2002, the Plan held shares of Company common stock with a market value of $47,987,741 and $23,012,178, respectively. For the year ended December 31, 2003, the Plan purchased $4,397,354 and sold $6,368,052 of Company common stock. For the year ended December 31, 2002, the Plan purchased $2,726,032 and sold $16,129,602 of Company common stock.

Prudential Trust Company as Trustee of the Plan's assets is a party-in-interest as defined by ERISA. For Plan assets managed by Prudential, the Plan held $4,877,437 of investment funds and short-term investments at December 31, 2003 and $1,457,007 of investment funds and short-term investments at December 31, 2002.

These transactions are exempt party-in-interest transactions under Section 408 (b) (8) of the ERISA statutes.

                                           Engineered Support Systems, Inc.
                                             Employee Stock Ownership Plan

                                                      Schedule I

                                       Schedule of Assets (Held at End of Year)

                                                At December 31, 2003

                                                          (c)
                                                     Description of
                                                  Investment Including
                    (b)                              Maturity Date,
             Identity of Issue,                    Rate of Interest,
             Borrower, Lessor or                    Collateral, Par,                    (d)                   (e)
(a)            Similar Party                        or Maturity Value                   Cost             Current Value
-----------------------------------------------------------------------------------------------------------------------

 *   Engineered Support Systems, Inc. (1)     Common Stock $.01 par value           $ 8,511,989           $47,987,741

     Prudential Stable Value Fund             Money market fund                      10,757,310            11,167,161

     Alliance Bern Growth & Income Fund-      Large-cap value equity mutual
       Class A                                  fund                                  6,966,172             7,294,042

     Janus Twenty Fund                        Large-cap growth equity mutual
                                                fund                                  3,780,388             3,415,606

     Dreyfus Premier Core Bond                Intermediate-term bond mutual
       Fund - Class A                           fund                                  3,520,616             3,554,161

     EuroPacific Growth Fund                  Non-U.S. equity mutual fund             2,798,081             3,068,556

     Franklin Small Cap Growth                Small-cap growth equity fund
       Fund II                                                                        3,005,250             3,417,038

 *   Jennison US Emerging Growth              Mid-cap growth equity mutual
       Fund-Class A                             fund                                  2,652,181             2,762,318

 *   Jennison Growth Fund-                    Large-cap growth equity mutual
       Class A                                  fund                                  1,142,266             1,241,931

 *   Dryden Stock Index Fund Z                Large-cap blend equity mutual
                                                Fund                                    770,253               873,188

     INVESCO Technology Fund II               Technology equity mutual fund           1,008,466             1,126,896

 *   Participant Loans                        Loans to Plan participants bearing
                                                interest rates from 5.00% to 10.50%
                                                with remaining maturities of 1
                                                month to 5 years                      1,858,202             1,858,202
                                                                                    -----------           -----------
                                                                   Total             46,771,174            87,766,840
                                                                                    ===========           ===========

* Investments represent allowable transactions with a party-in-interest.

(1) The nonparticipant-directed portion has a cost of $6,463,097 and a current value of $36,423,556.

                                                        Engineered Support
                                                   Employee Stock Ownership Plan

                                                            Schedule II

                                              Schedule of Reportable Transactions (1)

                                                   Year Ended December 31, 2003

                                                                              (f) Expense             (h) Current value    (i) Net
(a) Identity of   (b) Description  (c) Purchase   (d) Selling    (e) Lease   incurred with  (g) Cost     of asset on       gain or
party involved        of asset         price         price         rental     transaction   of asset   transaction date    (loss)
------------------------------------------------------------------------------------------------------------------------------------
Individual
Transactions:

                  None

Series of
Transactions:

Engineered        Common stock,     $4,397,354    $        -    $        -    $        -    $4,397,354    $4,397,354     $        -
Support           $.01 par value
Systems, Inc.     per share

Engineered        Common stock,     $        -    $6,368,052    $        -    $        -    $1,280,676    $6,368,052     $5,087,376
Support           $.01 par value
Systems, Inc.     per share

(1) Transactions or series of transactions in excess of five percent of the current value of the Plan's assets as of the beginning of the Plan Year, as defined in 29 CFR Section 2520.103-6 of the Department of Labor Rules & Regulations for Reporting and Disclosure under ERISA.

          CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-14504) of Engineered Support Systems, Inc. of our report dated June 28, 2004 relating to the financial statements and supplemental schedules of the Engineered Support Systems, Inc. Employee Stock Ownership Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

St. Louis, Missouri
June 28, 2004